A&M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		2015
Current Assets:		
Cash and cash equivalents	$	42,062
Receivable from clearing broker dealer		60,664
Prepaid expenses		1,215
Clearing deposit with broker dealer		25,000
Office furniture and equipment, net of accumulated depreciation of $11,571		3,666
Securities owned at fair value		29,085
Other assets		22,293
TOTAL ASSETS	**$**	**183,985**

LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued Liabilities	$	36,557
Total Current Liabilities		36,557
Members' equity:		147,428
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**183,985**

See accompanying notes.